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SECURITIE[S AND EXCHANGE COMMIS]SION

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 3 2003
WASH, D.C.
165

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nafinsa Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue, Suite 665

(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Gross **(646) 495-5173**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John Gross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nafinsa Securities, Inc, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

LOUIS H. CHAMPAGNE
Notary Public, State of New York
No. 01CH6066853 Qualified in Queens County
Certificate Filed in New York County
Commission Expires November 26, 2005

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Auditors on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Nafinsa Securities, Inc.

December 31, 2002
with Report of Independent Auditors

Nafinsa Securities, Inc.

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder
of Nafinsa Securities, Inc.

We have audited the accompanying statement of financial condition of Nafinsa Securities, Inc. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nafinsa Securities, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 20, 2003

Nafinsa Securities, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 27,927
Receivable from clearing broker	43,791
Deposit with clearing broker	300,000
Other assets	4,852
Total assets	$376,570
Liabilities and stockholder's equity	
Liabilities:	
Due to Parent	$ 771
Total liabilities	771
Stockholder's equity	375,799
Total liabilities and stockholder's equity	$ 376,570

See accompanying notes to statement of financial condition.

Nafinsa Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

Nafinsa Securities, Inc. (the "Company") is a wholly-owned direct subsidiary of Nafinsa Holdings Corp. (the "Parent") and an indirect subsidiary of Nacional Financiera, SNC ("NAFIN"). NAFIN is a Mexican development banking institution controlled, since its establishment in 1934, by the Government of Mexico. The primary objective of NAFIN is to strengthen and modernize small and medium-sized companies in Mexico's private sector in order to encourage the efficient production and distribution of goods and services through the private and public sectors of the economy. The Company has significant transactions with NAFIN.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company acts as an introducing broker engaging primarily in the sales, trading and distribution of sovereign and private sector securities of Mexico and other Latin American countries.

2. Summary of Significant Accounting Policies

Securities transactions and related income and expenses are recorded on a trade date basis.

The Company calculates its income tax expense in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.*

Interest-bearing deposits with maturities of three months or less are considered cash equivalents.

The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions as to the reported amounts and disclosures in the statement of financial condition. Management believes that the estimates used in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from the estimates included in the statement of financial condition.

3. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value.

4. Receivable from and Deposit with Clearing Broker

The Company clears all customer transactions through a major U.S. securities firm on a fully disclosed basis. Receivable from clearing broker represents amounts due from that firm.

The Company has agreed to indemnify its clearing broker for losses, which may be sustained as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. No such losses arose during the year ended December 31, 2002. As part of this agreement, the Company maintains with its clearing broker a good faith deposit of $300,000 in cash, which is reflected in the statement of financial condition as deposit with clearing broker.

5. Related Party Transactions

The Company is charged a management fee for its allocable portion of certain costs, including employee compensation and benefits, occupancy, depreciation of fixed assets and general and administrative costs, all incurred by its Parent and an affiliate on behalf of the Company. These costs are allocated to each entity using various objective measures that management believes are consistent with the types of costs covered by the management agreement.

Due to affiliate, reflected in the statement of financial condition, represents amounts owed by the Company to an affiliate for certain expenses. The amount is payable on demand and non-interest bearing.

The Company enters into securities transactions with NAFIN in the normal course of business. In addition, the Company earns commissions from NAFIN.

6. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital under the aggregate indebtedness method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6.67% of aggregate indebtedness, as defined by Rule 15c3-1. Rule 15c3-1 requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

At December 31, 2002, the Company had net capital of $332,947 as defined under Rule 15c3-1, which exceeded its requirement by $232,947. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was .002 to 1.

7. Income Taxes

The Company is a member of a consolidated group for federal income tax filing purposes. Accordingly, the Company has a federal income tax sharing agreement with the Parent, which makes required payments on behalf of the Company. In general, under the terms of the agreement, the Company owes the Parent an amount equal to the federal income tax computed annually on a separate company basis. At December 31, 2002, no amounts were owed to the Parent under the terms of the agreement due to the Company's net operating loss ("NOL"). State and local tax returns are filed on a separate company basis. In 2002, the Company was required to pay its state and local taxes on the basis of capital rather than income.

At December 31, 2002, the Company has NOL carryforwards for federal, state, and local income tax purposes of approximately $7,375,000. The carryforwards are available to offset future taxable income and will expire during the years 2009 through 2022 if not utilized. For financial condition reporting purposes, a deferred tax asset of approximately $3,033,000 related to the NOL carryforwards has been fully offset with a valuation allowance, as the realization of this deferred tax asset is dependent on the Company generating future taxable income. The deferred tax asset and the corresponding valuation allowance increased by approximately $312,000 in the current year primarily due to additional losses incurred during the current year and change in statutory rate used to compute the deferred tax asset.

8. Guarantees

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

As described in Note 4, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2002, there were no customer balances maintained by its clearing broker subject to such indemnification. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.